SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      X

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance of Voting Record of Outside Directors, etc.

	Date	Agenda	Name of Outside Directors and Non-Standing Director
			Ad Huijser	Hee Gook Lee	Bart van Halder	Ingoo Han	Dongwoo Chun	Bongsung Oum	Doug J. Dunn

1	Jan. 18, 2005	- Approval of a Joint Venture Agreement with Nippon Electric Glass Co., Ltd.	For	For	For	For	For	Appointed on Mar. 23, 2005	Appointed on Mar. 23, 2005
2	Jan. 24, 2005	- Convening of Annual General Meeting	For	For	For	For	For
3	Feb. 15, 2005	- Approval of AGM Agenda for Reporting - Approval of AGM Agenda for Approval - Approval of Facilities Investment for Expansion of Production Capacity in Gumi	For For For	For For For	For For For	For For For	For For For

4	Mar. 23, 2005	- Appointment of Joint Representative Directors - Formation of Audit Committee - Formation of Remuneration Committee - Formation of Outside Director Nomination and Corporate Governance Committee	For For For For	For For For For	For For For For	For For For For	For For For For	For For For For	For For For For

5	Apr. 7, 2005	- Approval of Stock Option Grant	For	For	Absent	For	For	For	For

6	Apr. 12, 2005	- Issuance of Overseas Convertible Bonds	For	For	For	For	For	For	For

7	Jul. 7, 2005	- Resolution on Capital Injection into LG..Philips LCD Nanjing Co., Ltd.	For	For	For	For	For	For	For

		- Issuance of New Shares through ADR, Consent to LPL Share Disposition of Philips Electronics through ADR , Sales Agreement of LPL Shares of Philips Electronics and LG Electronics, etc.	For	For	For	For	For	For	For

		- Approval of Investment in TFT-LCD Module Plant in Eastern Europe	For	For	For	For	For	For	For

8	Oct. 7, 2005	- Preparation for a Construction of a New Factory Building for TFT-LCD Production in Paju	For	For	For	For	For	For	For

9	Nov. 30, 2005	- Construction of a new Factory Building for TFT-LCD Production in Paju - Business Plan of FY 2006 - Funding Plan of FY 2006 - Remuneration Limit of Executive Officers	For For For For	For For For For	For For For For	For For For For	For For For For	For For For For	For For For For

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

Committee	Member	Activities
		Date	Agenda	Remarks

Audit Committee	Mr. Bongsung Oum, Mr. Bart van Halder,	Mar. 23, 2005	- Appointment of Chairman of Audit Committee	For

	Mr. Ingoo Han	Apr. 6, 2005	- Financial Statements for the 1st Quarter	For
			- Annual Audit Plan by External Auditor	Report
			- Audit, Audit-related and Non-audit Services by External Auditor	Report

		Jul. 6, 2005	- Financial Statements for the 2nd Quarter	For
			- Non-audit Services by External Auditor	For
			- Annual Audit Plan by External Auditor	For
			- Biannual Report Regarding Operation of Internal Control System	Report
			- Annual Internal Audit Plan and Report	Report
			- Risk Management Plan	Report

		Oct. 7, 2005	- Financial Statements for the 3rd Quarter - Non-audit Service by External Auditor - Pre-attestation Plan and Internal Control Evaluation Plan for 2nd Half of 2005	For For Report

		Nov. 30, 2005	- Construction of a New Factory Building for TFT-LCD Production in Paju	Report

Remuneration Committee	Mr. Ad Huijser, Mr. Hee Gook Lee, Mr. Doug J. Dunn, Mr. Dongwoo Chun	Mar. 23, 2005	- Appointment of Chairman of Remuneration Committee	For
		Apr. 7, 2005	- Incentive Plan, including the Grant of Stock Options to Directors and Executive Officers	For
		Nov. 29, 2005	- Remuneration Limit of Executive Officers in 2006	For

Outside Director Nomination and Corporate Governance Committee	Mr. Ad Huijser, Mr. Hee Gook Lee, Mr. Bart van Halder, Mr. Dongwoo Chun	Nov. 29, 2005	- Appointment of Chairman of Outside Director Nomination and Corporate Governance Committee	For

3. Remuneration of Outside Directors & Non-Standing Directors

						(KRW Million)
	Number of Persons		Remuneration Limit*	Results	Average Payment per Person	Remarks
Non-Standing Director (Non-Outside Director)	2		13,400	43	21.5	—
Outside Director	5	**		235	47

*	Remuneration limit for the total 9 directors, including standing directors
**	The number of outside directors increased from 2 to 5 as 3 outside directors were newly appointed at the AGM on March 23, 2005.

II. 2005 Total Amount of Transactions of LG.Philips LCD H.Q. with Major Shareholders and Their Affiliates, which is equivalent to 5% or more of 2004 Total Assets or Sales Revenue.

(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales, etc.	LG.Philips LCD America Inc. (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	787	9.7%

Sales, etc.	LG.Philips LCD Germany GmbH (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	1,021	12.6%

Sales, etc.	LG.Philips LCD Japan Co., Ltd. (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	891	11.0%

Sales, etc.	LG.Philips LCD Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	792	9.8%

Sales, etc.	LG.Philips LCD Hong Kong Co., Ltd. (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	516	6.4%

Sales, etc.	LG.Philips LCD Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	818	10.1%

Sales, etc.	LG.Philips LCD Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2005 ~ Dec. 31, 2005	3,058	37.8%

Sales/Purchase	LG Electronics Inc. (Largest Shareholder)	Jan. 1, 2005 ~ Dec. 31, 2005	566	7.0%

Purchase, etc	LG Chem. Ltd. (Affiliate)	Jan. 1, 2005 ~ Dec. 31, 2005	406	5.0%

Purchase, etc	LG International Japan Co., Ltd. (Subsidiary of Affiliate)	Jan. 1, 2005 ~ Dec. 31, 2005	1,074	13.3%

*	Compared to 2004 non-consolidated Sales Revenue (KRW 8,079.9 Billion)
**	Transaction amount is to be reported in the audit report of FY 2005 and subject to change.

III. Reference Relating to the Business

1. Overview

A. Industry

(1) Industry characteristics and growth potential

-	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing rapidly. The flat panel display industry is characterized by high entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a limited number of players within the industry and production capacity in the industry, including ours, is being increased.

-	The demand for LCD panels for Notebook PCs & Monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs is growing with the start of HDTV broadcasting and as LCD TV is anticipated to play a key role in the digital display area. We expect competition between TFT-LCD and PDP technologies to intensify in the area of large flat TV products. In addition, LCD panel markets for applications, such as mobile phones, PDAs, medical applications and automobile navigation systems, among others, are growing steadily.

-	The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality of LCD industry

-	The TFT-LCD business has high cyclicality as well as being a capital intensive business. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

-	Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

-	During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

-	Our ability to compete successfully also depends on factors both within and outside our control, including product price, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions.

-	Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

-	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

-	A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

-	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain the experienced key staffs and highly skilled line operators.

(4) Sourcing material

-	Materials are sourced in-house (color filters) as well as from domestic and overseas vendors. However, recently, the domestic portion is growing due to the active participation of domestic vendors.

-	The shortage of raw materials may arise temporarily due to the rapid increase in demand for raw materials from capacity expansion in the TFT-LCD industry.

-	We have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

-	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung

                Electronics and Sony Corporation), BOE-Hydis

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC, BOE-OT, etc.

B. Company

(1) Company overview

-	We started the TFT-LCD business in 1998. We currently operate seven fabrication facilities located in Gumi and Paju, Korea and four module facilities located in Gumi & Paju, Korea and Nanjing, China.

-	We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. Following mass production at our 7th generation fab (P7) in January 2006, we became a panel maker who operates both 6th and 7th generation lines, which we believe will strengthen our position as a leader in the LCD TV market.

-	In the fiscal year 2005, despite the difficult business environment, including a fall in product prices, volatile foreign exchange rates and high oil prices, our non-consolidated sales revenue grew 10% year-on-year to KRW 8,890 billion with operating income of KRW 448 billion and net income of KRW 517 billion.

-	In addition, we successfully completed the capital increase of USD 1,386 million through the issuance of ADRs in July 2005, resulting in our financial stability with non-consolidated liability to equity ratio of 69.3% and net debt to equity ratio of 21.5% as of December 31, 2005.

-	In terms of our operational performance, we were recognized as the number one producer of large TFT-LCD panels based on the number of units sold in 2005, according to DisplaySearch.

-	Business area of the company for disclosure is limited to LCD business.

(2) Market shares

-	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	from Q1 to Q3 in 2005	2004
Panel for Notebook PC	22.3%	19.7%
Panel for Monitor	23.7%	22.7%
Panel for TV	24.6%	19.9%
Total	22.9%	21.0%

(Source: DisplaySearch Q4 2005)

(3) Market characteristics

-	LCD is a key product for the display industry and the demands for LCD have been steadily rising.

-	Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing at a rapid rate, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

-	The LCD market has experienced a high rate of growth based on IT related products. With expansion of the market for LCD televisions, we expect that the LCD market will continuously grow.

(4) New business etc.

-	P7, the 7th generation fab which has been constructed at a TFT-LCD industrial complex in Paju, Korea, started mass production in January 2006. P7 is scheduled to reach a production capacity of 45,000 input glass sheets per month by the third quarter of 2006 and is expected to reach its initial design capacity of 90,000 input glass sheets per month by the first quarter of 2007.

-	We have commenced building construction of P8 at the TFT-LCD industrial complex in Paju, Korea in anticipation of growth of TFT-LCD market.

-	In September 2005, we entered into an agreement to build a ‘back-end” module production plant in Wroclaw, Poland, becoming the first global LCD industry player to commence such production in Europe. We plan to break ground on the plant during the first half of 2006 and expect to begin production during the first half of 2007. The Polish plant is expected to have an initial capacity of 3 million modules per year. We are going to invest a total of EUR 429 million in the plant by 2011, at which time it is scheduled to reach its design capacity of 11 million units per year.

(5) Organization chart

- JRD : Joint Representative Director

- CEO : Chief Executive Officer

- CFO : Chief Financial Officer

- COO : Chief Operating Officer

- CTO : Chief Technology Officer

- CMSO : Chief Marketing Sales Officer

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1) Date and Time: 10:00 A.M., February 28, 2006 (Tuesday)

(2) Venue : Auditorium of the A building, LG.Philips LCD Paju LCD Complex

        1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B. Agenda for Meeting

(1) For reporting: a. Audit Committee’s Audit Report

          b. Business Report

(2) For approval:  a. Non-consolidated Balance Sheet, Non-consolidated Income Statement

              & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2005

          b. Appointment of a Director

          c. Remuneration Limit for Directors in 2006

C. Details of Agenda for Approval

    Agenda 1: Non-consolidated Balance Sheet, Non-consolidated Income Statement &

        Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2005

(1) Business Performance in FY 2005

-	Despite the difficult business environment, including a fall in product prices, volatile foreign exchange rates and high oil prices, our sales revenue grew 10% year-on-year to KRW 8,890 billion with operating income of KRW 448 billion and net income of KRW 517 billion in 2005.

(2) Financial Statements

    a. Non-consolidated Balance Sheets

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2005	FY 2004	Remarks
1.Current assets	3,196,934	2,638,616
2. Fixed assets	9,798,981	6,960,077
1) Investment assets	660,628	409,955
2) Tangible assets	8,988,459	6,366,651
3) Intangible assets	149,894	183,471
Total Assets	12,995,915	9,598,693
1.Current liabilities	2,594,282	1,900,765
2.Non-current liabilities	2,726,036	1,925,286
Total Liabilities	5,320,318	3,826,051
1.Capital stock	1,789,079	1,626,579
2.Capital surplus	2,279,250	1,012,271
3.Retained earnings	3,608,686	3,091,674
4.Capital adjustment	(1,418)	42,118
Total Shareholder’s Equity	7,675,597	5,772,642
Total Liabilities and Total Shareholder’s Equity	12,995,915	9,598,693

    b. Non-Consolidated Income Statements

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2005	FY 2004	Remarks
1. Sales	8,890,155	8,079,891
2. Cost of goods sold	(8,029,141)	(6,196,624)
3. Gross income	861,014	1,883,267
4. SG&A	(413,377)	(242,559)
5. Income from operations	447,637	1,640,708
6. Non-operating income	306,063	425,624
7. Non-operating expenses	(386,419)	(383,265)
8. Extraordinary gains	—	—
9. Extraordinary losses	—	—
10. Income before income tax	367,281	1,683,067
11. Income tax expense	149,731	(27,622)
12. Net income	517,012	1,655,445

    c. Non-Consolidated Statements of Appropriations of Retained Earnings

(Based on Korean GAAP)			(KRW Million	)

Description	FY 2005	FY 2004	Remarks
1. Retained earnings before appropriations	3,480,349	2,963,337
a. Unappropriated retained earnings carried over from prior years	2,963,337	1,307,892
b. Net income	517,012	1,655,445
2. Appropriations of retained earnings	—	—
a. Dividend	—	—
3. Unappropriated retained earnings to be carried forward to subsequent year	3,480,349	2,963,337

Agenda 2: Appointment of a Director

• Name: Rudy Provoost

• Date of Birth: October 16, 1959

• Candidate for Outside Director: None

• Nominator: Board of Directors

• Current Job: CEO of Philips Consumer Electronics

• Major Career:	- Degrees in Psychology and Business Administration from the University of Gent in Belgium

- Executive Vice-President of Philips Consumer Electronics in Europe (2000)

- Member of Philips Group Management Committee (2003 ~)

- CEO of Philips Consumer Electronics (2004 ~)

- President and Chairman of the Executive Board of EICTA, the European Information and Communications Technology Industry Association (2004 ~)

• Business Transaction with LPL during the last 3 years: None

Agenda 3: Approval of Remuneration Limit for Directors

Category	FY2005	FY2006
Number of Directors (Number of Outside Directors)	9 (5)	9 (5)
Total Amount of Remuneration or Remuneration Limit	KRW 13.4 billion	KRW 13.4 billion

IV. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a. Name of Solicitor: LG.Philips LCD Co., Ltd. (“LPL”)

b. Number of LPL Shares Held by Solicitor: None

c. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LPL	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Philips Electronics	Company acting in concert with the largest shareholder	117,625,000 (common stock)	32.9%
Total	—	253,250,000 (common stock)	70.8%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Dong Joo Kim	Heung Won Park	Jae Ho Park
Number of Shares Held by Agents	640 (common stock)	248 (common stock)	114 (common stock)
Relationship with LPL	Vice President of LPL	Employee	Employee

3. Matters Relating to Shareholders Whom Proxy is Asked to

a. Criteria for Selection: All shareholders holding more than 200,000 shares of LG.Philips LCD common stock, representing 80% of voting right

b. List of Shareholders to Be Asked for Proxy

No	Shareholders	No	Shareholders
1	LG Electronics	30	SOCIETE GENERALE S.A.

2	Philips Electronics	31	BBHL-ACM GI GBLP

3	SSB-FEF	32	Kookmin Bank (Chohung Investment Trust Mgt.)

4	UBS CUSTODY SINGAPORE	33	K.T.P

5	MSIL-MS CO INTL LTD	34	Employee Stock Ownership Association

6	NPC	35	DNSK-LON DYR

7	CREDIT SUISSE FINANCIAL	36	T.ROWE PRICE TRUST CO

8	Korea Citibank (KITC)	37	KUWAIT INVESTMENT

9	NTC-GOV SPORE	38	SAUDI ARABIAN MONETARY

10	Kookmin Bank (KITC)	39	DEUTSCHE/SSB-EI DPT

11	CAPITAL INTERNATIONAL EM	40	TEMPLETON DEVELOPING MARKET

12	BARCLAYS BANK PLC	41	THE BOEING COMPANY

13	SSB-DI	42	BARCLAYS GLOBAL

14	DB LDN-DEUTSCHE BANK AG,	43	PBR-PMA ASIAN OPPORTUNITY

15	Goodmorning Shinhan Securities	44	DB AG FRANKFURT RE:DBIM

16	JP MORGAN FLEMING FUNDS	45	EMERGING MARKETS GROWTH

17	NTC/BONY/SSB-MONETR SG	46	T. ROWE PRICE INTERNATIONAL

18	ABU DHABI INVESTMENT	47	GOLDMAN SACHS INT’L LTD

19	ROYAL MAIL PENSIONS	48	SSB-TRS

20	CITIGROUP GLOBAL MARKETS	49	FIDELITY FUNDS

21	BBH-MTBJ AEMGSMF	50	NORGES BANK

22	KTCU	51	SSB-WTCO NA

23	BBH-VANGUARD INTL EQ IND	52	ROYAL BANK OF SCOTLAND

24	Metlife	53	NTC-VOLNT INV PL PUB EMP

25	ISHARES MSCI SOUTH KOREA	54	DKR SOUNDSHORE OASIS

26	Hana Bank (Consus Asset Management)	55	SSB-UNIVERSITIES SUPERAN

27	SSB-SC BRNSTN	56	(NTC) SSB-ARKANSAS

28	MSILP-PLEDGEE OF 9628	57	SSB-CATHAY

29	SSB-TEMASEK FULLERTON	58	Pension fund-Daeshin

4. Others

        - The Period of Proxy Instruction: From Feb. 13, 2006 to Feb. 28, 2006 (before the 21st AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 8, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer